UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

               Creative Programming and Technology Ventures, Inc.
               -------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    22528Q109
                                  -----------
                                 (CUSIP Number)

   Gary R. Vickers, 7900 East Union Avenue, Suite 1100, Denver, Colorado 80237
                                 (303) 694-5326
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 29, 1996
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

Check the following box if a fee is being paid with the statement / / A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22528Q109                                               Page 2 of 10

1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                  Gary R. Vickers

2.       Check the Appropriate Box if a Member of a Group             (a) |X|
                                                                      (b) |_|

3.       SEC Use Only

4.       Source of Funds

                  Not Applicable.

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                               |_|


6.       Citizenship or Place of Organization

                  United States of America

7.       Sole Voting Power

                  2,146,200 shares

8.       Shared Voting Power

                  0

9.       Sole Dispositive Power

                  980,000 shares

10.      Shared Dispositive Power

                  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,146,200 shares

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                          |X|


13.      Percent of Class Represented by Amount in Row (11)

                  51%

14.      Type of Reporting Person

                  IN

CUSIP No. 22528Q109                                                Page 3 of 10

1.       Name of Reporting Person S.S. or I.R.S. Identification No.
         of Above Person

                  Gary Magness

2.       Check the Appropriate Box if a Member of a Group             (a) |X|
                                                                      (b) |_|

3.       SEC Use Only

4.       Source of Funds

                  Not Applicable.

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                               |_|


6.       Citizenship or Place of Organization

                  United States of America

7.       Sole Voting Power

                  -0-

8.       Shared Voting Power

                  528,000 shares

9.       Sole Dispositive Power

                  522,250 shares

10.      Shared Dispositive Power

                  17,000 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,146,200 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                           |X|


13.      Percent of Class Represented by Amount in Row (11)

                  51%

14.      Type of Reporting Person

                  IN

CUSIP No. 22528Q109                                               Page 4 of 10

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of Above
         Person

                  Kim Magness

2.       Check the Appropriate Box if a Member of a Group             (a) |X|
                                                                      (b) |_|

3.       SEC Use Only

4.       Source of Funds

                  Not Applicable.

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                               |_|


6.       Citizenship or Place of Organization

                  United States of America

7.       Sole Voting Power

                  -0-

8.       Shared Voting Power

                  522,700 shares

9.       Sole Dispositive Power

                  519,000 shares

10.      Shared Dispositive Power

                  3,700 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,146,200 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                          |X|


13.      Percent of Class Represented by Amount in Row (11)

                  51%

14.      Type of Reporting Person

                  IN

CUSIP No. 22528Q109                                               Page 5 of 10

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of Above
         Person

                  William Gladstone

2.       Check the Appropriate Box if a Member of a Group            (a) |X|
                                                                     (b) |_|

3.       SEC Use Only

4.       Source of Funds

                  Not Applicable.

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                               |_|


6.       Citizenship or Place of Organization

                  United States of America

7.       Sole Voting Power

                  -0-

8.       Shared Voting Power

                  49,000 shares

9.       Sole Dispositive Power

                  67,750 shares

10.      Shared Dispositive Power

                  7,500 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,146,200 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                           |X|


13.      Percent of Class Represented by Amount in Row (11)

                  51%

14.      Type of Reporting Person

                  IN

CUSIP No. 22528Q109                                                Page 6 of 10

Item 1.

         (a)      Security and Issuer:

                  Common Stock, $.01 par value per share

                  Creative Programming and Technology Ventures, Inc. 7900 East Union Avenue
                  Suite 1100
                  Denver, Colorado  80237

Item 2.  Identity and Background

         (a) The group consists of Gary R. Vickers, Gary Magness, Kim Magness and William Gladstone, all of whom, along with the Issuer and GT Interactive Software Corp., are parties to a Voting Agreement dated September 13, 1996 (the "Voting Agreement"). Each of the following individuals are members of the Group (collectively referred to herein as the "Group"):

                  Gary R. Vickers
                  7900 East Union Avenue
                  Suite 1100
                  Denver, Colorado  80237
                  Occupation - President and Chairman of the Issuer

                  Gary Magness
                  4643 South Ulster Street
                  Suite 1520
                  Denver, Colorado 80237
                  Occupation - Director of the Issuer and Private Investments

                  Kim Magness
                  4643 South Ulster Street
                  Suite 1520
                  Denver, Colorado 80237
                  Occupation - Advisor to the Issuer and Private Investments

                  William Gladstone
                  2191 San Elijo Avenue
                  Cardiff-by-the-Sea, California  92007
                  Occupation - Director of the Issuer and Private Business

         (b)      See response to Item 2(a), above.

         (c)      See response to Item 2(a), above.

         (d)      During  the last five  years,  no member of the Group has been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations and misdemeanors).

CUSIP No. 22528Q109                                               Page 7 of 10

         (e) During the last five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)     The individual members of the Group are United States Citizens.

Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable.  See Item 4.

Item 4.  Purpose of Transaction

         The Purpose of the Voting Agreement is to provide that each member of the Group shall vote those shares over which he has sole voting and dispositive power in favor of the approval of the sale of a significant amount of the Issuer's assets at a special meeting of the Issuer's shareholders to be held on or before December 31, 1996. The members of the Group did not acquire any securities of the Issuer in connection with or in anticipation of the Voting Agreement or the transactions contemplated thereby.

         Messrs. Gary and Kim Magness and William Gladstone granted Gary R. Vickers irrevocable proxies to vote their shares of the Registrant's voting stock in the event Messrs. Gary and Kim Magness and William Gladstone are unable to attend the shareholders' meeting scheduled for November 15, 1996. In addition, Mr. Vickers received proxies to vote shares held in the name of Mr. Kim Magness' wife, and Mr. Gary Magness' wife and minor child. The proxies granted to Mr. Vickers by Gary and Kim Magness Shelly Magness, Chelsea Magness, and Renee Magness expires 120 days after October 29, 1996; the proxy granted by Mr. Gladstone, expires on December 31, 1996.

         Other than as described in the preceding paragraph, no member of the Group has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except that members of the group may, in their discretion, purchase stock of the Issuer in the open market or in private transactions;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, although certain members of the group may propose transactions to the Board of Directors of the Issuer as appropriate;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, although certain members of the group may propose transactions to the Board of Directors of the Issuer as appropriate;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board, except that any member of the group may propose persons to the Board of Directors to fill any existing vacancies;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 22528Q109                                                Page 8 of 10

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer

         (a) Due to the Voting Agreement and pursuant to Rule 13d-5(b)(1), each member of the Group is deemed to beneficially own all of the shares over which each other member of the Group has sole voting and dispositive power. Pursuant to Rule 13d-4, each member of the Group expressly declares that the filing of this statement shall not be construed as an admission that such member of the Group is, for purposes of Section 13(d) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement nor is the Group the beneficial owner of any shares over which any member of the Group shares voting and/or dispositive power.

                  Beneficial ownership of the shares reported herein by each member of the Group is as follows:

                  Gary R. Vickers. 2,146,200 shares or 51% of the outstanding voting stock of the Issuer, including: (i) 491,000 shares of common stock; (ii) 489,000 shares of Series A Convertible Preferred Stock which is entitles to vote on a share-for-share basis with the Issuer's common stock and is convertible into common stock upon payment of a conversion premium of $5.40 per share (the "Series A Convertible Preferred Stock") and (iii) irrevocable proxies to vote shares as follows:

                  Person Granting Proxy        Number of Shares
                  ---------------------        ----------------
                  Jack A. Vickers               74,000 common stock
                  Gary Magness                 255,500 common stock
                                               255,500 preferred stock
                  Shelly Magness                12,000 common stock
                  Chelsea Magness                5,000 common stock
                  Kim Magness                  263,500 common stock
                                               255,500 preferred stock
                  Renee Magness                  3,700 common stock
                  William Gladstone             41,500 common stock

                  Gary Magness. 511,000 shares or 15% of the outstanding common stock of the Issuer, including 255,000 shares of common stock, and 255,500 shares of Series A Convertible Preferred Stock. Does not include 11,250 shares of common stock underlying options which become exercisable on November 1, 1996 and are not subject to the Voting Agreement. In addition, Mr. Magness can be deemed the beneficial owner of 12,000 shares owned by his wife and 5,000 shares owned by his daughter which are not subject to the Voting Agreement and are not included herein.

CUSIP No. 22528Q109                                               Page 9 of 10


                  Kim Magness. 519,000 shares or 15% of the outstanding common stock of the Issuer, including 255,500 shares of Series A Convertible Preferred Stock. In addition, Mr. Magness can be deemed the beneficial owner of 3,700 shares owned by his wife which are not subject to the Voting Agreement.

                  William Gladstone. 41,500 shares or 1.5% of the outstanding common stock. Does not include 22,500 shares of common stock underlying options which are currently exercisable or 11,250 shares of common stock underlying options which become exercisable on November 1, 1996. The shares of common stock underlying the options are not subject to the Voting Agreement. In addition, Mr. Gladstone can be deemed the beneficial owner of 7,500 shares owned by his wife which are not subject to the Voting Agreement and are not included herein.

         (b) See Items 7 through 10 on the cover pages for each member of the Group.

         (c)      See Item 3, above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3, above.

Item 7.  Material to be Filed as Exhibits

         (a) Voting Agreement dated September 13, 1996, by and between GT Interactive Software Corp., Gary R. Vickers, Gary Magness, Kim Magness, William Gladstone and Creative Programming and Technology Ventures, Inc. (filed as a part of the original filing).

CUSIP No. 22528Q109                                              Page 10 of 10


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



October 31, 1996                                 /S/  GARY R. VICKERS
----------------------------                     ------------------------------
Date                                             Gary R. Vickers




October 31, 1996                                  /S/  GARY MAGNESS
----------------------------                      -----------------------------
Date                                              Gary Magness




October  31, 1996                                 /S/  KIM MAGNESS
----------------------------                      -----------------------------
Date                                               Kim Magness




October  29, 1996                                 /S/  WILLIAM GLADSTONE
----------------------------                      -----------------------------
Date                                              William Gladstone